

July 20, 2011

Via E-mail
Ms. Amanda K. Maki
Lead Counsel – SEC & Reporting
LyondellBasell Industries N.V.
1221 McKinney Street
Suite 700
Houston, TX 77010

> **Re:** **LyondellBasell Industries N.V.**
> **Registration Statement on Form S-1**
> **Filed June 24, 2011**
> **File No. 333-175136**

Dear Ms. Maki:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. As applicable, please address, in this Form S-1, the comments set forth in our letter, dated July 19, 2011, regarding your Form S-4 (333-175077) filed June 22, 2011. Please note that neither the Form S-4 nor the Form S-1 will be declared effective until all comments relevant to both registration statements have been resolved.

Outside Front Cover Page of the Prospectus

2. Please revise the outside front cover page of the prospectus so that it includes the information required by Item 501(b)(3) and (4) of Regulation S-K.

Experts, page 92

3. In the third paragraph, it appears as if you mean to reference PricewaterhouseCoopers Accountants N.V. instead of PricewaterhouseCoopers LLP. Please revise your disclosure as appropriate.

Item 15. Recent Sales of Unregistered Securities, page II-3

4. Please tell us what consideration you gave to discussing the issuance of the 11% senior secured notes due 2018 and the 8% senior secured notes due 2017 in this section.

Item 17. Undertakings, page II-6

5. We note that you have provided the undertaking found in Item 512(i)(1) of Regulation S-K. Please tell us supplementally why you have not included the undertakings for Rule 430B, found in Item 512(a)(5) of Regulation S-K.

Exhibit 5.1

6. The reference to the General Corporation Law of the State of Delaware in the penultimate paragraph should also include all applicable Delaware statutory provisions of law and the reported judicial decisions interpreting these laws. Please have counsel confirm supplementally that the reference to the Delaware General Corporation Law includes both statutory provisions and reported judicial decisions.

7. As it is inappropriate for counsel to assume that the laws of the state governing the legality of the notes would be identical to the law of counsel's home jurisdiction, please have counsel remove the last sentence of the penultimate paragraph on page 2 of the opinion. Additionally, please make arrangements to have counsel opine on the laws of the state of New York, which is the law governing the indenture.

Exhibit 5.2

8. In section 3 on page 4, we note that counsel limits its opinion to the date "hereof." Please note that depending on when the registration statement goes effective, counsel may need to file an updated opinion. In the alternative, counsel may remove the date limitation and file a new opinion with the next amendment.

9. Please revise the first sentence of paragraph 4 on page 5 of the opinion to clarify that the opinion is issued in connection with the registration statement and to remove the statement that it cannot be disclosed to or relied upon by "any other person." While we do not object to limiting the purpose of the opinion to its use in connection with the registration statement, counsel may not limit the persons who may rely on the opinion.

10. Please have counsel revise its opinion to remove the assumptions contained in sections 3(a), 3(b), 3(f), 3(g), 3(h), 3(i), 4(a), and 4(b) of Schedule 2 as these assumptions are inappropriate in light of counsel's opinion. Note that we do not object to counsel stating that it is relying on representations made by LyondellBasell Industries N.V., and we do not object to an assumption that the indenture is the binding obligation of all parties other than LyondellBasell Industries N.V.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director